Exhibit 99.1

STATE OF NEW HAMPSHIRE
PUBLIC UTILITIES COMMISSION

DE 17-096

PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE D/B/A
EVERSOURCE ENERGY

Petition for Findings of Fact and Issuance of Finance Order

Order Granting Petition

O R D E R N O. 26,099

January 30, 2018

APPEARANCES: Robert A. Bersak, Esq., on behalf of Public Service Company of New Hampshire d/b/a Eversource Energy; the Office of the Consumer Advocate by Donald M. Kreis, Esq., on behalf of residential ratepayers; and Alexander F. Speidel, Esq., on behalf of Staff of the New Hampshire Public Utilities Commission.

This order approves securitization of an amount of stranded costs up to $690 million for recovery from PSNH’s ratepayers as part of the Company’s divestiture of its generation assets pursuant to the 2015 Settlement Agreement and consistent with RSA Chapter 369-B.

I.                                        PROCEDURAL HISTORY

Pursuant to RSA Chapter 369-B, and N.H. Code Admin. Rules Puc 202.01(a) and Puc 203.06, on June 15, 2017, Public Service Company of New Hampshire d/b/a Eversource Energy (“PSNH” or “Company”) filed a petition (as updated on November 13, 2017, the “Petition”) seeking certain findings of fact in a Finance Order to authorize the recovery of certain costs that result from the divestiture of its generating assets. In Order No. 25,920, dated July 1, 2016, in Docket No. DE 14-238, the Commission approved the 2015 Public Service Company of New Hampshire Restructuring and Rate Stabilization Agreement as amended (“2015 Settlement Agreement”). Among other things, the 2015 Settlement Agreement contemplated the divestiture of certain PSNH generation assets and financing through the issuance of rate reduction bonds (“RRBs”) of certain stranded costs related to such divestitures (the “RRB Transaction”).

On June 19, 2017, the Office of Consumer Advocate (“OCA”) filed a letter notifying the Commission of its participation pursuant to RSA 363:28. An Order of Notice was issued on August 3, 2017, scheduling a prehearing conference and technical session for August 18. The prehearing conference and technical session were held as scheduled and there were no intervenors. Through the fall of 2017, Commission Staff (“Staff’), the OCA, and the Company engaged in further technical discussions and discovery. On the basis of those discussions, PSNH filed its updated Petition on November 13, 2017. See Hearing Exhibits 1-10.

The hearing on the merits took place on December 6, 2017. Eric H. Chung, Emilie G. O’Neil, and Christopher J. Goulding testified on behalf of PSNH, and Katrina T. Niehaus from Goldman Sachs testified on behalf of the Company’s investment banker for the RRB Transaction. At hearing, Staff and the OCA cross-examined the witnesses, and the Commissioners directed bench questions and ordered a series of Record Request responses from the Company, regarding clarification of the RRB Transaction terms. The Company provided responses to the Record Requests on December 11, 2017. See Hearing Exhibits 11-15, and more generally, http://www.puc.nh.gov/Regulatory/Docketbk/2017/17-096.html.

During the pendency of this docket, the Commission approved the underlying sale of PSNH’s thermal and hydroelectric generating facilities, as contemplated by the 2015 Settlement Agreement, in Order Nos. 26,078 (November 28, 2017 (thermal sale)) and 26,080 (November 29, 2017 (hydroelectric sale)).

II.                                   TECHNICAL DESCRIPTION OF REQUEST FOR FINANCING APPROVAL

A.                                    General Overview

PSNH proposed findings of fact to be included in a Finance Order for the purpose of authorizing the recovery by PSNH of certain costs as set forth in the 2015 Settlement Agreement via the issuance of RRBs. PSNH asserted that the Finance Order must contain provisions that maximize the likelihood of achieving triple-A ratings on, and enhance the marketability of, the RRBs. To that end, PSNH included with the Petition a detailed description of the contemplated RRB Transaction, together with requested findings, orders, and approvals.(1)

PSNH proposed that the Commission, among other things:

(i)                                     approve the issuance of RRBs in a maximum principal amount sufficient to refinance the unrecovered net book value of any of PSNH’s generation assets to be divested pursuant to the 2015 Settlement Agreement (“Stranded Costs”), together with any unrecovered deferrals, transaction costs, tax stabilization payments, employee protections, and other costs as contemplated in the 2015 Settlement Agreement related to such divestures (collectively, the “Securitized Costs”), with such maximum amount to be determined by the Commission as described in the prefiled testimony of Mr. Chung, Director, Revenue Requirements and Regulatory Projects for Eversource Energy Service Company (“Chung Testimony”);

(ii)                                  establish the portion of the Company’s rates from which the RRBs will be repaid (as defined in RSA 369-B:2, XIII, the “RRB Charge”), the calculation and the collection of which is described in the testimonies of Ms. O’Neil, Assistant Treasurer - Corporate Finance and Cash Management for Eversource Energy Service Company (“O’Neil Testimony”), and Mr. Goulding, Manager - Revenue Requirement for Eversource Energy Service Company (“Goulding Testimony”), that accompanied the Petition;

(1)  The language in this and other sections of this Order is consistent with the Company’s Petition as well as an earlier securitization Finance Order. See Order No. 23,550 (September 8, 2000) (authorizing securitization of stranded costs associated with the divestiture of the Seabrook nuclear plant). Securitization is accomplished by issuing rate reduction bonds through a bankruptcy-remote, special purpose financing entity, and the bonds are paid off by imposing a non-bypassable charge on all retail customers.

(iii)                               approve the organization and capitalization of a special purpose financing entity (“SPE”), to which the RRB Property (as defined in RSA 369-B:2, XV, the “RRB Property”) including the RRB Charge (as defined in RSA 369-B:2, XIII, the “RRB Charge”) will be sold;

(iv)                              provide for the periodic adjustment of the RRB Charge via a true-up or reconciliation mechanism described in Part II of this Finance Order (“Transaction Description”), and in the O’Neil Testimony and the Goulding Testimony;

(v)                                 approve the general structure of the RRB Transaction and terms of the RRBs, as described herein, including the proposed use of proceeds, as described in the testimony of Ms. Niehaus, Managing Director of Goldman Sachs, and in the O’Neil Testimony;

(vi)                              approve the servicing of the RRB Charge by PSNH, as the initial servicer for the RRB Property, or any successor servicer, under a servicing agreement;

(vii)                           approve necessary tariff provisions required to implement recovery of the RRB Charge from customers;

(viii)                        declare that the Finance Order shall be irrevocable as provided in RSA Chapter 369-B;

(ix)                              find the RRB Charge to be just and reasonable; and

(x)                                 find and declare the issuance of the Finance Order to be consistent with the public interest pursuant to RSA 369-B:3, I and RSA 369-B:1, XVI.

The OCA and Staff supported the Company’s Application.

B.                                    Statutory Framework

In June 2000, the New Hampshire General Court enacted RSA Chapter 369-B, which authorized the use of securitization by PSNH to recover certain costs associated with the restructuring of the electric industry in New Hampshire. Pursuant to RSA Chapter 369-B, PSNH

was granted permission to enter into two prior securitized financings. See Order Nos. 23,550 (September 8, 2000) and 23,859 (December 6, 2001).

In July 2015, the General Court amended RSA Chapter 369-B to provide the Commission with the authority to issue additional finance orders authorizing the issuance of new RRBs to fund Securitized Costs resulting from the divestiture of some or all of PSNH’s generation assets, as contemplated in the 2015 Settlement Agreement. RSA 369-B:1, XVI and RSA 369-B:3, IV(c). Finance orders issued by the Commission that are consistent with RSA Chapter 369-B shall become effective without further action by the General Court pursuant to RSA 369-B:3, V.

Pursuant to RSA Chapter 369-B, the State of New Hampshire has pledged, contracted, and agreed with the owners of the RRB Property (as described below) and holders of and trustees for RRBs, that neither the State nor any of its agencies, including the Commission, will limit, alter, amend, reduce, or impair the RRB Charges (as described below), RRB Property, this Finance Order or any rights hereunder or thereunder, or ownership thereof or security interest therein, until the RRBs, including all principal, interest, premium, costs, and arrearages thereon, are fully met and discharged, unless adequate provision is made by law for the protection of the owners, holders, and trustees. RSA 369-B:6, II.

Pursuant to RSA 369-B:4, VIII, in the event of municipalization of a portion of PSNH’s service territory, the Commission shall, to the extent it has jurisdiction, determine, the consequential damages such as stranded investment resulting from the purchase of plant and property from PSNH and RRB Costs (as described below), and shall establish an appropriate recovery mechanism for such damages. Any such damages shall be established, and shall be allocated between the RRB Charges and PSNH’s other rates and charges, in a just and reasonable manner.

C.                                    2015 Settlement Agreement

The Commission issued Order No. 25,920 dated July 1, 2016, in Docket No. DE 14-238, which approved the 2015 Settlement Agreement. The 2015 Settlement Agreement calls for the issuance of RRBs by PSNH to recover its Securitized Costs as allowed under RSA Chapter 369-B arising from the implementation of that agreement. PSNH proposes the issuance of RRBs pursuant to RSA 369-B:3, IV(c) as the means of financing such costs.(2)

D.                                    Proposed RRB Transaction

PSNH requests that the Commission through this Finance Order, approve the following aspects of its proposed RRB transaction (“RRB Transaction”), and find that they are consistent with achieving the targeted triple-A rating and therefore the lowest cost on the RRBs. This proposed structure is subject to certain limited modifications, subsequent to the issuance of this Finance Order, to allow for negotiations with rating agencies that will assign credit ratings to the RRBs and for market conditions at the time the RRBs are issued. The aggregate principal amount of the RRBs can be determined only after PSNH has calculated the Securitized Costs with respect to the divesture of its generation assets. The final structure of the RRB Transaction will be determined by PSNH at the time the RRBs are priced, subject to meeting certain requirements regarding the exercise of fiscal prudence and targeting a triple-A rating and therefore the achievement of the lowest cost on the RRBs, and remaining substantially and materially consistent with the transaction structure described herein. After the RRBs are issued, as part of the Commission’s semi-annual review of the Stranded Cost Recovery Charge (“SCRC”), the Commission will have the opportunity to audit the amount of the costs securitized by PSNH through the issuance of the RRBs to ensure that PSNH has exercised prudence in incurring such

(2)  See generally Article IX of the 2015 Settlement Agreement.

costs and that the amount securitized was proper and consistent with the terms of the 2015 Settlement Agreement and RSA Chapter 369-B. To the extent that the Commission determines in the course of such review that the amount of costs securitized was imprudent or not consistent with RSA Chapter 369-B, the Commission may require PSNH to credit such amounts to its customers through an adjustment to Part 2 of the SCRC, but the Commission’s approval of the RRB Transaction and the RRB Charges, the establishment of the RRB Property, and the issuance of the RRBs in an aggregate initial principal amount of up to $690 million, as set forth in this Finance Order, may not be revoked or otherwise modified except for adjustments to the RRB Charges pursuant to the True-Up Mechanism.

1.                                      Principal Amount of Securitization

Pursuant to RSA 369-B:3, IV(c), a special purpose financing entity (“SPE”) will issue RRBs in an amount sufficient to fund PSNH’s Securitized Costs as contemplated in the 2015 Settlement Agreement in connection with its divestiture of its generating assets. PSNH, as Servicer (as described below), will recover such amount on behalf of the SPE, together with the other ongoing transaction costs, from its retail customers through RRB Charges. PSNH’s right to collect the RRB Charges shall be irrevocable as provided in RSA 369-B:3, II, and the charge itself shall be non-bypassable to PSNH’s retail customers(3) pursuant to RSA 374-F:3, XII(d), RSA 369-B:2, XIII, and RSA 369-B:4, IV. The RRB Charges will be Part 1 of the Stranded Cost Recovery Charge, which will be allocated among PSNH’s customer classes per Section III.A of the 2015 Settlement Agreement, as set forth in the amended Tariff pages accompanying the Goulding Testimony. The RRB Property is the principal asset securing the RRBs and represents

(3)  RSA 369-B:2, XI defines retail customer as end use customers receiving retail electric service. RSA 369-B:2, XII defines retail electric service as the delivery of electric power through the provision of transmission and/or distribution service.

a continuously existing current and irrevocable vested property right created pursuant to RSA 369-B:6, I.

RRB Costs are costs and obligations of an electric utility, and designated as such by the Commission, and may include, but not be limited to: (i) expenditures incurred with respect to generation assets, entitlements, and acquisition premiums; (ii) expenditures incurred with respect to the buyout, buydown, restructuring, or renegotiation of power purchase obligations; (iii) expenditures incurred with respect to regulatory assets; (iv) expenditures incurred to refinance or retire existing debt or existing equity capital of the electric utility and any related costs; (v) amounts necessary to recover federal or state taxes actually paid by an electric utility, which tax liability recovery is modified by the transactions approved in a finance order issued by the Commission pursuant to RSA Chapter 369-B; (vi) reasonable costs, as approved by the Commission, relating to the issue, servicing, or refinancing of RRBs under the provisions of RSA Chapter 369-B, including, without limitation, principal and interest payments and accruals, sinking fund payments, debt service and other reserves, costs of credit enhancement, indemnities, if any, owed to the State or the trustee for the RRBs, issuance costs and redemption premiums, if any, and all other reasonable fees, costs, and charges with respect to RRBs; and (vii) expenditures incurred to implement the 2015 Settlement Agreement or other divestiture of all or some of PSNH’s generation assets as ordered by the Commission. RSA 369-B:2, XIV.

2.                                      Formation and Capitalization of SPE

The RRBs will be issued through one or more newly-formed bankruptcy-remote SPEs. Any SPE formed for the purpose of implementing this Finance Order shall be a Delaware Limited Liability Company authorized to acquire RRB Property and to issue RRBs. The SPE will be wholly-owned by PSNH. For the SPE to remain “bankruptcy-remote” from PSNH, the fundamental organizational documents of the SPE shall impose significant limitations on its activities and the ability of PSNH to take actions as the holder of the equity interest. The limited purpose of the SPE will be to acquire RRB Property and Other SPE Collateral (defined below) and to issue and sell RRBs. The SPE shall not be permitted to engage in any other activities except as required of it under the RRB Transaction Documents, and shall have no assets other than RRB Property and Other SPE Collateral.

The SPE shall be managed by a management committee with rights and authority similar to that of a board of directors of a corporation. As long as the RRBs remain outstanding, PSNH shall be required to cause the SPE to have at least one manager with no affiliation with PSNH (the “Independent Manager”), out of a total management committee of no fewer than three managers. Without the consent of the Independent Manager, the SPE shall be unable (a) to amend provisions of fundamental organizational documents which ensure the bankruptcy-remoteness of the SPE, or (b) to institute bankruptcy or insolvency proceedings or to consent to the institution of bankruptcy or insolvency proceedings against it, or (c) to dissolve, liquidate or wind up the SPE prior to the full and final satisfaction of the Total RRB Payment Requirements (as defined below). Other provisions may also be included to support the bankruptcy-remote character of the SPE as required by the rating agencies. PSNH will contribute equity capital to the SPE in an amount anticipated to be at least 0.50 percent of the initial principal balance of RRBs. This capitalization provides a source of credit enhancement. The SPE will enter into an administration agreement (“Administration Agreement”) with PSNH, pursuant to which PSNH shall perform administrative services and provide facilities for the SPE to ensure that the SPE is able to perform such day-to-day operations under the RRB Transaction documents. The Administration Agreement will incorporate provisions to ensure that PSNH will be paid a fee (the “Administration Fee”) as reasonable and adequate consideration for the performance of such services and providing such facilities, as described in the Issuance Advice Letter (as defined below). A draft of the Administration Agreement accompanied the Petition.

3.                                      Sale of RRB Property

RRB Property may be sold to an affiliate or one or more SPEs that make that property the basis for the issuance of the RRBs. RSA 369-B:6, III. The sale or transfer of the RRB Property will be expressly stated in the governing documentation to be a sale or other absolute transfer in a transaction approved in a finance order and will be made in connection with the issuance of RRBs and therefore such sale or transfer shall be treated as an absolute transfer of all of the transferor’s right, title and interest, as in a “true sale.” RSA 369-B:6, V. When the RRB Property is sold or assigned by the utility to one or more SPEs upon the issuance of the RRBs, to serve as collateral for the RRBs, the Commission will require the utility to include in the contract with the SPE(s), that the utility will continue to operate its system to provide service to its retail distribution customers, will collect the RRB Charges for the benefit and account of the SPE(s), and will remit the amount of the RRB Charges so collected to the trustee for the RRBs. RSA 369-B:6, IV. The SPE or other transferee or assignee shall not be considered to be an electric utility or a person providing electric service solely by virtue of the transactions described in RSA 369-B. Id.

The characterization of the transfer of the RRB Property as a “true sale” will not be impaired or negated notwithstanding any contrary treatment of such transfer for accounting, tax, or other purposes. RSA 369-B:6, V. This Finance Order will remain in effect notwithstanding any bankruptcy, reorganization, or insolvency proceeding involving the transferor of the RRB Property. Id. The interest of the transferee or assignee in the RRB Property is not subject to setoff, counterclaim, surcharge, or defense by the electric utility or any other person, or in connection with the bankruptcy of the electric utility or any other person. RSA 369-B:6, VIII.

PSNH shall sell all of its rights and interests in the RRB Property to the SPE, expressly stating in the transfer’s governing documentation that it is a sale or other absolute transfer from PSNH to the SPE. Pursuant to RSA 369-B:6, V, this transfer shall be treated as an absolute transfer of all of PSNH’s right, title, and interest to the SPE, as a true sale. As an absolute transfer or true sale of RRB Property to the bankruptcy-remote SPE, and as provided in RSA 369-B:6, VIII, in the event of a PSNH bankruptcy, the RRB Property owned by the SPE will not become a part of the PSNH bankruptcy estate and PSNH creditors will have no recourse to the RRB Property or RRB Charges.

4.                                      Issuance of RRBs

One or more SPEs will issue and sell RRBs to capital market investors in one or more series, each of which may be offered in one or more classes having a different principal amount, term, interest rate, and amortization schedule. The form, interest rate (which will be a fixed interest rate), amortization schedule, classes, number of credit ratings, and other characteristics of RRBs will be determined by PSNH at or before the time of pricing based on then-current market conditions, with the objective being to achieve the targeted triple-A rating and therefore the lowest cost financing possible, while remaining consistent and in accord with the terms and conditions of RSA Chapter 369-B. In addition, the aggregate principal amount of the RRBs will be determined only after PSNH has calculated its Securitized Costs with respect to the divesture of its generation assets and prior to the pricing of the RRBs; provided that the aggregate principal amount of the RRBs may not exceed the maximum principal amount authorized pursuant to this Finance Order. Under certain circumstances, the RRBs may be subject to redemption prior to maturity and may be refinanced through a subsequent issuance of RRBs to the extent such refinancing would result in a lower interest cost associated with the RRBs refinanced. Any such refinancing would require a new finance order. Upon final determination of all terms of the

RRBs, and prior to their issuance, PSNH will file an issuance advice letter (the “Issuance Advice Letter”) in connection with the issuance and setting forth the final terms of the RRBs. A draft of the Issuance Advice Letter accompanied the Petition.

The RRBs will be non-recourse to PSNH and its assets, and, as provided in RSA 369-B:5, IV, shall not be secured by a pledge of the general credit, full faith or taxing power of the State or any agency or subdivision of the State. The RRBs will be secured by the assets of the SPE, including the RRB Property as well as all other assets of the SPE (the “Other SPE Collateral”). The Other SPE Collateral includes (i) the rights of the SPE under the RRB transaction documents including the purchase agreement by which the SPE acquires all rights in the RRB Property and the agreement setting forth the servicing arrangements between PSNH (and any Successor Servicer) (the “Servicer”) and the SPE (the “Servicing Agreement”), (ii) the Collection Account (as described below) and any subaccounts contained in the Collection Account, including the General Subaccount, the Excess Funds Subaccount and the Capital Subaccount, and (iii) any investment earnings on amounts held by the SPE (with the exception of the earnings on the Capital Subaccount). The Other SPE Collateral will not include any investment earnings on amounts held in the Capital Subaccount (as described below), which investment earnings will be remitted on a monthly basis to PSNH, in its capacity as the equity holder of the SPE.

It is expected that the RRBs will be rated by one or more recognized rating agencies. The targeted ratings on the RRBs will be triple-A. If more than one class of RRBs is issued, each class of RRBs will likely receive principal payments at different times and therefore have different scheduled final payment dates and legal final maturity dates. The scheduled final payment date of the RRBs for the latest maturing class is expected to be no more than approximately 15 years from the date of issuance.

The RRBs are expected to be sold at or near face value (i.e., without any discount or premium to the face value of the RRBs) and will not in any event be sold for more than face value. Bondholders will receive interest payments on the RRBs not less frequently than semiannually. The RRBs will not be subordinated to the claims of any creditors or the equity owner of the SPE (other than for payments of trustee, servicing, and other specified transaction-related fees).

RRBs will be repaid through the collection of the RRB Charges from all retail customers, by PSNH or any successor to the PSNH distribution system or any other successor Servicer. The SPE will transfer the proceeds from the issuance of the RRBs, net of its transaction costs, if any, to PSNH as consideration for the transfer of the RRB Property to the SPE.

5.                                      The RRB Charges

The RRB Charges are the portion of the retail electric service rate designated to recover RRB Costs. They are to be assessed on a per kilowatt-hour (kWh) basis, shall be non-bypassable, and assessed against all retail customers (as defined in RSA 369-B:2, XI) taking retail electric service (as defined in RSA 369-B:2, XII). The RRB Charges must be sufficient to recover all RRB Costs approved by the Commission, including the payment of principal, premium, if any, interest, credit enhancement and all other fees, costs, and charges of the RRBs. RSA 369-B:2, XIII; RSA 369-B:4, I, II and IV.

The RRB Charges may vary by cost of service, by customer class, and between special contract customers. RSA 369-B:2, XIII. The RRB Charges are Part 1 of the SCRC described in the 2015 Settlement Agreement, which will be allocated among PSNH’s customer classes as set forth in Section III.A of the 2015 Settlement Agreement. The RRB Charges are to be adjusted periodically, as specified in this Finance Order, but not less frequently than annually or more frequently than monthly. RSA 369-B:4, III. See the description of the True-Up Mechanism below.

RRB Property is an irrevocable vested property right created pursuant to RSA Chapter 369-B and the Commission in this Finance Order issued under authority of RSA Chapter 369-B. It includes the right to all revenues, collections, claims, payments, money, or proceeds arising from the RRB Charges authorized to be imposed and collected pursuant to such finance order. RSA 369-B:2, XV. The RRB Property right shall continue to exist until the RRBs, the RRB Costs, and any arrearages are paid in full. RSA 369-B:6, I.

Both initially and during the life of the RRBs, the RRB Charges will be calculated and set at a level intended to cover (i) the principal (in accordance with the expected amortization schedule set forth at pricing), interest, and premium, if any, on the RRBs, (ii) ongoing transaction costs, including the Servicing Fee (as defined below), the Administration Fee, RRB trustee fees and expenses, rating agency fees, legal, accounting and auditing fees, SPE independent managers’ fees, and any indemnity obligations that are anticipated to be payable under the RRB Transaction documents on or prior to the next RRB payment date, (iii) the cost of establishing and maintaining any credit enhancement required for the RRBs, including replenishment of any amounts drawn from the Capital Subaccount such that the balance is equal to the targeted level, and (iv) any amounts of previous RRB payment requirements not satisfied in the previous payment period for any reason (“Periodic RRB Payment Requirements” and collectively, “Total RRB Payment Requirements”). The projected RRB Charges will be calculated pursuant to the methodology set forth in the O’Neil Testimony, using assumptions set forth in the Issuance Advice Letter and each subsequent Routine True-Up Letter and Non-Routine True-Up Letter

(each as defined below), which shall include but not be limited to projected kWh usage by customer class, expected charge-offs and expected weighted average days sales outstanding.

The total scheduled RRB Charge collections for any annual (or if necessary, shorter) period will include collections resulting from bills sent to customers in prior periods and from bills sent in the current period, in each case, as a result of the expected timing of collections from the retail users of the Company’s distribution system. The RRB Charges will vary over the life of the RRB Transaction as a result of several factors, including changes in the outstanding principal balance of RRBs, changes in the weighted average interest cost of RRBs as the principal outstanding balance decreases, the impact of the variability of energy sales forecasts, changes in payment pattern and charge-off experience,(4) as well as changes in any ongoing RRB transaction costs. The Servicer’s calculation of the RRB Charges will incorporate each of those factors. The RRB Charges will be billed until the SPE has received RRB Charges sufficient to discharge the Total RRB Payment Requirements.

Prior to the issuance of one or more series of RRBs, PSNH will file an Issuance Advice Letter with the Commission, which will set forth the final structure and repayment terms of the RRB Transaction, the identity of each SPE, the total principal amount and pricing of the RRBs (provided that the aggregate principal amount of all series of the RRB shall not exceed the maximum principal amount authorized pursuant to this Finance Order), the initial RRB Charges by class to be implemented upon issuance of the RRBs, the capital contribution amount and the actual upfront transaction costs. Such filing is not a condition to the authority to issue RRBs.

The RRB Charges are expected to be collected over 15 years such that the principal and interest and other costs associated with RRBs are fully paid by the end of the 15th year. In the

(4)  Charge-offs are comprised of customer utility bills that the Company deems uncollectible.

event that the RRBs have not been fully repaid by the end of the 15th year, the RRB Charges may be billed and collected for an additional 2 years (or, if earlier, through the date on which the Total RRB Payment Obligations have been fully paid). This additional period of up to 2 years is a form of credit enhancement that helps achieve triple-A ratings on the RRBs and is expected to have no cost to retail customers (i.e., in the expected case, the RRBs are paid in 15 years).

As provided in RSA 369-B:4, V, while not separately identified on each retail user’s monthly bill, each monthly bill will note that the applicable RRB Charges, as a component of the SCRC, are being collected by PSNH as Servicer on behalf of the SPE as owner of the RRB Property.

6.                                      Servicing of RRBs

After the issuance of the RRBs, PSNH will act as the Servicer for the RRB Property on behalf of the SPE, and will be responsible for calculating, billing, collecting, and remitting the RRB Charges. RSA 369-B:6, IV. PSNH, therefore, will carry out billing and collection activities both as Servicer with respect to the RRB Charges — on behalf of the SPE and bondholders — and as principal with respect to its own charges to be paid by such customers, including Part 2 of the SCRC (as described in Section III.A.2 of the 2015 Settlement Agreement). As Servicer, PSNH will also be obligated to retain all books and records regarding the RRB Charges, subject to the rights of the SPE, the RRB trustee, and the Commission to inspect those records. PSNH, as initial Servicer, may not resign its duties as Servicer except upon either (i) a determination by the Servicer that the performance by it of such duties is no longer permissible under applicable law or (ii) the prior approval of the Commission and confirmation (or deemed confirmation) by the applicable rating agencies that such resignation will not result in a suspension, reduction or withdrawal of the then-current credit ratings for the RRBs.

As consideration for its servicing responsibilities, PSNH (or any successor Servicer) will receive a market-based periodic servicing fee (the “Servicing Fee”), which will be recovered through the RRB Charges. Subject to changes in market conditions and rating agency requirements, the annual Servicing Fee will be equal to 0.05 percent of the initial principal balance of the RRBs if PSNH is the Servicer. The Servicing Fee represents a reasonable good faith estimate of an arm’s length and market-based fee for servicing the RRBs and is estimated to cover the Servicer’s out-of-pocket costs and expenses in servicing the RRBs including, without limitation, the costs and expenses of billing, monitoring, collecting, and remitting RRB Charges, and reporting requirements imposed by the Servicing Agreement. For any successor Servicer, the annual Servicing Fee will be no more than 0.60 percent of the initial principal balance of the RRBs if the successor Servicer is not billing the RRB Charges in conjunction with other charges for service, to reflect the additional costs related thereto. If the successor Servicer is billing the RRB Charges in conjunction with other electric service charges, then the Servicing Fee payable to such successor Servicer will be 0.05 percent of the initial principal balance (equal to the fee payable to PSNH as initial servicer). PSNH (or any successor Servicer) will bill and collect the RRB Charges from PSNH’s retail customers.

In accordance with RSA 369-B:4, IV, any retail customer that fails to pay any RRB Charges will be subject to disconnection of service to the same extent that such customer would, under applicable law and regulations, be subject to disconnection of service for failure to pay any other charge payable to an electric utility.

PSNH or any successor Servicer will periodically (as frequently as required by the rating agencies, which is expected to be daily, but not less frequently than monthly) remit to the RRB trustee an amount equal to the actual RRB Charges billed, less an allowance for estimated charge-offs as more fully described in the O’Neil Testimony, that are deemed to have been collected since the date of the last such remittance (or, in the case of the initial remittance to the SPE, since the closing date of the RRB Transaction). The deemed collection date of such amounts will be the weighted average number of days after the relevant billing date, based on the Servicer’s historical collections experience, that a monthly bill for services remains outstanding before payment by a customer. PSNH anticipates being required by the rating agencies to remit such deemed collections of the RRB Charges to the RRB trustee on a daily basis. The Servicer will reconcile such remittances with respect to deemed collections at least once annually with all actual collections made in the previous calendar year as more fully described in the O’Neil Testimony. To the extent such remittances reflecting billed amounts exceed the actual RRB Charges collected by the Servicer (an “Excess Remittance”), the Servicer will withhold such Excess Remittance amount from any subsequent remittance to the RRB trustee. To the extent such remittances reflecting billed amounts are less than the actual RRB Charges collected (a “Remittance Shortfall”), the Servicer shall remit the amount of such Remittance Shortfall to the RRB trustee on a future remittance date.

The SPE will use the RRB Charge remittances to make payments of Periodic RRB Payment Requirements. In accordance with RSA 369-B:7, VI and VIII, in the event of default by any Servicer in payment of the RRB Charges to an SPE, the Commission will, upon application by (a) the trustees or holders of the RRBs, (b) such SPE or its assignees or (c) pledgees or transferees of the RRB Property, order the sequestration and payment to or for the benefit of such SPE or such other party of revenues arising with respect to the RRB Property. This will provide additional certainty that the RRB Charges will benefit the owner of the RRB Property and serve to enhance the credit quality of the RRBs.

A draft of the Servicing Agreement accompanied the Petition.

7.                                      Third Party Suppliers

It is contemplated that PSNH shall act as the Servicer for the RRB Property until the RRBs are fully amortized. If the Commission decides to allow billing, collection, and remittance of the RRB Charges by a third party supplier (a “TPS”)(5) within the PSNH service territory, such authorization must be consistent with the rating agencies’ requirements necessary for the RRBs to receive and maintain the targeted triple-A rating. It is expected that the rating agencies’ requirements will consist of the following:

•                  The TPS must provide PSNH (or any successor Servicer) with total monthly kilowatt-hour usage information in a timely manner for the Servicer to fulfill its obligations, as such information is the basis of such remittance.

•                  PSNH or any successor Servicer will be entitled, within seven days after a default by the TPS in remitting any RRB Charges billed, to assume responsibility for billing all charges for services provided by PSNH or any successor Servicer, including the RRB Charges, or to switch responsibility to a third party, which must meet the criteria herein described.

•                  If and so long as a TPS does not maintain at least a triple-B long-term unsecured credit rating from Moody’s Investors Service or Standard & Poor’s Rating Services, such TPS shall maintain, with the Servicer or as directed by the Servicer, a cash deposit or comparable security equal to at least one month’s maximum estimated collections of RRB Charges, in a form and manner as agreed upon by PSNH or any successor Servicer and the TPS. In the event of a default in the remittance of RRB Charges by a TPS, such

(5)  A third party supplier of energy may be an independent power provider who delivers energy to PSNH consumers under an agreement with PSNH using PSNH’s distribution system. Currently, those types of agreements have not been approved by the Commission.

amount will be included in the periodic adjustment of the RRB Charges described in the O’Neil Testimony.

•                  The TPS must agree to remit the full amount of RRB Charges it bills to retail customers, regardless of whether payments are received from such retail customers, within 15 days of its or PSNH’s or any successor Servicer’s bill for such charges.

The foregoing requirements may be modified in accordance with the terms of the RRB financing documents, subject to approval by the Commission, and confirmation (or deemed confirmation) by the applicable rating agencies that such change will not result in a suspension, reduction, or withdrawal of the then current credit ratings for the RRBs.

8.                                      Credit Enhancement and True-Up

Credit enhancement is typically necessary in securitization transactions to provide rating agencies and investors with added confidence that principal and interest will be paid. In order for the RRBs to receive triple-A ratings, the exposure to losses due to, among other things, sales of energy below those projected, longer-than-expected delays in bill collections, and higher-than-estimated uncollectible accounts, must be minimized. This will be accomplished with the various components of the Collection Account and the True-Up Mechanism (as described below).

The RRB Charge collections will be deposited into a Collection Account, which will be made up of a General Subaccount (which will hold the collections with respect to principal, interest, fees, and expenses) and at least two other subaccounts - the Capital Subaccount (which will hold the initial capital contribution to the SPE) and the Excess Funds Subaccount (which will hold any excess collections of RRB Charges).(6) RRB Charge collections in excess of Periodic RRB Payment Requirements will be allocated (a) to the Capital Subaccount to the

(6)  In the 2015 Settlement Agreement, these accounts are referred to as the Collection Account, the General Subaccount, the Reserve Subaccount, and the Overcollection Subaccount, respectively.

extent the amount therein has been reduced to below the initial capital contribution, and (b) to the Excess Funds Subaccount for any remaining amounts. To the extent that RRB Charge collections are insufficient to make scheduled Periodic RRB Payment Requirements, then any funds in the Excess Funds Subaccount will be used first to meet the Periodic RRB Payment Requirements.

The RRB Charges will be calculated (both initially and as a result of the True-Up Mechanism described below) to recover all of the RRB Costs. PSNH will file adjustments, up or down, to the RRB Charges pursuant to a true-up mechanism established in accordance with RSA 369-B:4, III (the “True-Up Mechanism”). The True-Up Mechanism is a periodic adjustment to the RRB Charges to ensure that the aggregate RRB Charges billed for the applicable period will result in RRB Charge collections that are sufficient to meet Periodic RRB Payment Requirements. The Servicer will periodically file with the Commission true-up advice letters (as described below) which will specify the new RRB Charges and identify the deemed collection date, the RRB charge-off percentage and the forecasted kWh billed by rate class.

Not later than January 15 of each year until the RRBs and any arrearages are paid in full, the Servicer will file with the Commission a true-up advice letter (an “Annual Routine True-Up Letter”). A draft of the form of Annual Routine True-Up Letter accompanied the Petition. The RRB Charges will be adjusted to ensure that there are adequate funds to meet the next two (August 1 and February 1) Periodic RRB Payment Requirements. In addition, if the Servicer, as of July 15 of each year while the RRBs are outstanding, reasonably projects that expected collections of the RRB Charges will be insufficient to meet the next Periodic RRB Payment Requirements (February 1), the Servicer will file a true-up advice letter (a “Mid-Year Routine True-Up Letter”) not later than July 15 of such year. In addition, (a) except during the two

Remittance Periods preceding the maturity date of the latest maturing tranche of RRBs, the Servicer may (but shall not be required to) file an additional true-up advice letter (“Other Routine True-Up Letter” and together with the Annual Routine True-Up Letter and Mid-year Routine True-Up Letter, a “Routine True-Up Letter”) not later than the date that is 15 days before the end of the then-current calendar month if the Servicer reasonably projects that expected collections of the RRB Charges will be insufficient to meet the next Periodic RRB Payment Requirements (either February 1 or August 1), and (b) during the two Remittance Periods preceding the maturity date of the latest maturing tranche of RRBs, if the Servicer reasonably projects that expected collections of the RRB Charges will be insufficient to meet the next Periodic RRB Payment Requirements, the Servicer shall file an Other Routine True-Up Letter not later than the date that is 15 days before the end of the then-current calendar month. Absent manifest error in the relevant Routine True-Up Letter, the resulting upward or downward adjustments to the RRB Charges will be deemed approved by the Commission and effective: (i) in the case of any annual adjustment, on the ensuing February 1; (ii) in the case of any semiannual adjustment in connection with a filing required no later than July 15 of any year, on the ensuing August 1; or (iii) in the case of a more frequent adjustment, on the first day of the calendar month following the filing of the applicable Other Routine True-Up Letter.

In addition, PSNH seeks Commission authorization that whenever it is determined that the methodology used to calculate RRB Charge adjustments requires modification to more accurately project and generate adequate RRB Charge collections, a non-routine true-up letter (“Non-Routine True-Up Letter”) may be filed, with the resulting RRB Charge adjustment (reflecting such modification to the methodology or model) only to be effective upon review and approval by the Commission that such adjustment is necessary to ensure the timely recovery of all RRB Costs that are the subject of this Finance Order, with such review and determination to occur within 30 days of such filing. RSA 369-B:4, III.

Both Routine True-Up Letters and Non-Routine True-Up Letters may be filed periodically through the legal final maturity date of the latest maturing class of each series of RRBs.

When calculating the adjusted RRB Charges, any amounts in the Excess Funds Subaccount as of any true-up date will be taken into account such that the balance in the Excess Funds Subaccount will be expected to be zero at the end of the period for which the RRB Charges are being adjusted. On the semi-annual payment dates of February 1 and August 1, if available RRB Charge collections and investment earnings in the General Subaccount exceed the amount necessary to pay the Periodic RRB Payment Requirement, such excess will be transferred to the Excess Funds Subaccount and will serve to reduce the RRB Charges and the required amount of RRB Charge collections in the subsequent period. Conversely, if the available RRB Charge collections and investment earnings in the General Subaccount are less than necessary to pay the Periodic RRB Payment Requirement, then any funds in the Excess Funds Subaccount will be used first to meet the Periodic RRB Payment Requirement.

9.                                      Tax Considerations

Under RSA 369-B:5, IV and VI, the RRBs will be treated as notes or bonds of a political subdivision of the State for purposes of the interest and dividends tax imposed under RSA Chapter 77, but will not constitute in any way a debt or liability of the State or of any political subdivision thereof and shall not constitute a pledge of the full faith and credit of the State or any of its political subdivisions.

10.                               Accounting and Financial Reporting

The amount financed through the RRB Transaction is expected to be recorded in accordance with generally accepted accounting principles (“GAAP”) as long-term debt on the balance sheet of the SPE for financial reporting purposes. PSNH, the SPE, and the holders of RRBs will expressly agree pursuant to the terms of the applicable documents to treat the RRBs as debt of the SPE secured by, among other things, the RRB Property and the Other SPE Collateral. Because PSNH either will wholly-own or become the sole beneficial owner of the SPE, it is required that the SPE be consolidated with PSNH for financial reporting purposes under GAAP. Therefore, the SPE’s debt will appear on the consolidated balance sheet of PSNH in its annual and quarterly financial filings to the Securities and Exchange Commission. The RRB Transaction is not expected to impact PSNH’s credit ratings, as it is expected that the rating agencies will determine that the RRBs, which are not supported by PSNH’s general revenue stream and not collateralized by the assets of PSNH, do not affect PSNH’s creditworthiness. Therefore, it is anticipated that the rating agencies will exclude the RRBs as debt of PSNH for purposes of calculating financial ratios.

11.                               True Sale Opinion and Collection Shortfalls

Rating agencies will require acceptable opinions of bankruptcy counsel at the time the RRBs are issued for assurance that the SPE and the RRB Property will be bankruptcy-remote from PSNH. To obtain such opinions, the transfer of the RRB Property from PSNH to an SPE must constitute a legal “true sale” such that if PSNH were to become the subject of a bankruptcy or insolvency case, the RRB Property would not be part of PSNH’s bankruptcy estate and therefore would not be subject to the claims of PSNH’s creditors.

RSA 369-B:6, V, expressly provides that transfers of RRB Property, as described in that section and as approved in a finance order, shall be treated for all purposes as an absolute transfer and a true sale. In addition, the RRBs will be non-recourse to PSNH and its assets, other than the RRB Property sold to an SPE and the Other SPE Collateral.

Another element of the bankruptcy analysis focuses on the separate legal status of PSNH and the SPE. Although PSNH either will wholly-own or become the sole beneficial owner of the SPE, the RRB Transaction will be structured so that, in the event of a bankruptcy of PSNH, the SPE’s separate legal existence would be respected and the assets and liabilities of the SPE would remain separate from the estate of PSNH. The structural elements supporting such separate existence include, without limitation, requirements that the SPE be adequately capitalized, that PSNH be adequately compensated on an arms-length basis for the servicing functions it performs in billing, collecting, and remitting the RRB Charges, and that PSNH and the SPE take certain steps to ensure that creditors are not misled as to their separate existence. These structural protections are important because, without such protections, a bankruptcy court might invoke the doctrine of “substantive consolidation” and disregard the SPE’s separate existence. Substantive consolidation is an equitable doctrine in bankruptcy cases that allows courts to disregard the separate existence of two or more affiliated entities to ensure the equitable treatment of all creditors and to maximize creditor recoveries. When entities are “substantively consolidated” in a bankruptcy proceeding, their assets and liabilities are pooled, thereby eliminating intercompany claims, and claims of third-party creditors against any of those entities are generally treated as claims against the common pool of assets created by consolidation.

In order to preserve the bankruptcy-remote status of the SPE and the true sale nature of the RRB Property and Other SPE Collateral once it is transferred to the SPE, PSNH cannot have any claim against the RRB Charges. In its capacity as Servicer, PSNH will bill RRB Charges along with other charges for services rendered to retail customers obligated to pay such charges.

Amounts collected from a retail customer which are, in accordance with this Finance Order, allocated to the SCRC shall, in accordance with this Finance Order, be allocated in turn first to the RRB Charges as set forth in the 2015 Settlement Agreement and any RRBs issued pursuant to this Finance Order (Part 1 of the SCRC), with any remaining portion of the SCRC then being allocated to Stranded Costs that are not the subject of this Finance Order (Part 2 of the SCRC). If PSNH collects less than the full amount that is billed to such customers, it is not permitted, in the allocation of such collections, to favor itself over the SPE, as owner of the RRB Property.

12.                               Use of Proceeds

The use of proceeds from the issuance of the RRBs is strictly limited: they shall only be applied for the purposes approved in this Finance Order. RSA 369-B:5, II. The RRB proceeds combined with the sale proceeds from the proposed asset divestiture contemplated by the 2015 Settlement Agreement are forecasted to be used as follows: (i) to pay upfront transaction costs; (ii) to redeem outstanding PSNH debt; and (iii) to pay a return of capital to Eversource Energy, the parent of PSNH, to maintain a consistent capital structure at PSNH.

III.                              ADDITIONAL CLARIFICATIONS PROVIDED BY PETITIONER AT HEARING AND THROUGH RECORD REQUEST RESPONSES

In its revised Petition, the Company presented a range of potential securitization values for the RRB Transaction, to be approved by the Commission in advance of the bond issuance, to flexibly incorporate a range of financial outcomes for the divestiture process. At hearing, Mr. Chung explained that the “Low Case” RRB Transaction amount of approximately $617 million represented a “best case scenario,” while the “High Case” of approximately $690 million reflected contingencies that could result from a potential “worst case” scenario, where delays in the closing of the hydroelectric and thermal generation assets occur. See Transcript of December 6, 2017, Hearing (Tr.) at 29. Mr. Chung referred to delays in certain Federal Energy Regulatory

Commission and other regulatory approvals, as examples of the exogenous events that could lead to delays in final closing. Tr. at 30-33.

Mr. Chung also provided some discussion of categories of “Stranded General and Administrative Expenses” to be included in the RRB Transaction securitized balance. Tr. 33-41. The Company provided additional discussion of this area in a response to a Commission Record Request, Hearing Exhibit 11.

Today, PSNH’s generation segment is responsible for paying its allocated share of various administrative and general costs. These costs include its allocated share of services provided by Eversource Energy Service Company (such as HR, IT, Security, Legal, Insurance etc.). PSNH generation is also responsible for its allocated share of PSNH facilities, such as the office space used in PSNH’s Energy Park headquarters. After divestiture, PSNH’s generation segment will no longer exist. However, it will take time to adjust the administrative, general, facilities, and other corporate services for which the generation segment has been responsible. As described by Mr. Chung during the hearing, even if the Company was hypothetically able to make the necessary adjustments in allocating such costs amongst all remaining Eversource entities simultaneous with the sale of the generating assets, Eversource will not be able to recover from customers increases in allocations to other affiliated entities due to regulatory lag. Those costs, which would otherwise be recovered from customers, are in essence “trapped” between rate cases.

Hearing Exhibit 11 at 2.

The Company provided a clarification at hearing, that it intended to make a single RRB issuance in the spring of 2018, with expeditious issuance of the instruments expected to provide savings to PSNH customers, insofar as qualified stranded costs elements would no longer be earning the current PSNH rate of return of 9.81 percent, but rather, would be securitized at an interest rate of approximately 3 percent. Tr. at 43-46. In response to Staff questioning, the Company further clarified that, in relation to Mr. Chung’s written testimony, that “unless and until the RRBs are issued, stranded costs will remain on PSNH’s books and will continue to accrue the authorized return on those costs,” only rate-base eligible items, as determined by Financial Accounting Standards Board (FASB) accounting standards, would accrue this rate of return. Tr. at 47-49. The Company stated that one-time expense items would therefore not accrue this rate of return, while qualified regulatory assets and liabilities currently in PSNH’s rate base, would earn the rate of return during this accrual period. Tr. at 47-49. PSNH also clarified that the capital structure that would be used for the elements of securitized costs that qualify for the earning of a rate of return would be based on a stipulated rate of return of 8 percent ROE, with a 60/40 debt/equity split, as defined in the 2015 Settlement Agreement. Tr. at 49-50.

Together with some explanation of the rating-agency review process, Tr. 50-52, the Company provided further explanation of its assessment, as a Servicer of the RRB Transaction, of a 0.05 percent (of the principal amount of the RRB Bonds issued) fee. This fee would be collected in the RRB Charge, along with the principal and the interest, and was described by the Company as a routine feature of such securitizations, assessed on “arms-length” terms, according to accepted industry standards. Tr. at 52-54. In response to Commission bench questioning on this issue, Tr. at 91, the Company and Goldman Sachs jointly produced a Record Request response, Hearing Exhibit 13, delineating servicing fees assessed by utilities for similar securitization transactions.

PSNH also explained its likely use of RRB Transaction proceeds to maintain its regulatory capital structure. Tr. at 56-63. As further delineated in its response to a Commission Record Request, Hearing Exhibit 12:

The net [RRB Transaction] proceeds remaining after transaction costs are paid for primarily reflect the unrecovered book value of the assets that were sold as part of the divestiture process. These unrecovered book values reflect investments made by shareholders that ordinarily would have been recovered through rates as the investments were amortized over time. Instead, shareholders receive this otherwise unrecovered investment value from the assets sales and the RRB proceeds. Unless Eversource manages these shareholder proceeds, they would sit on PSNH’s accounts as shareholder equity. That would distort PSNH’s capital structure .... In order to maintain an appropriate regulatory capital structure, Eversource treasury must manage the outstanding equity and debt of PSNH.

Eversource would determine what level of Common Equity and Debt is required to keep PSNH’s equity ratio within an appropriate regulatory range. Excess common equity would need to be removed from PSNH’s books. That is accomplished by paying a return of capital to PSNH’s shareholders — i.e., its parent, Eversource Energy, which is PSNH’s sole shareholder.

*                              *                              *

Unless Eversource managed these shareholder proceeds, they would be added to the ‘Common Equity’ of PSNH’s capital structure. This would raise the Common Equity percentage well above an appropriate regulatory equity range. As common equity bears the highest cost, that would drive up PSNH’s overall embedded cost of capital, ultimately causing rates to go up.

Hearing Exhibit 12.

To avoid this outcome, PSNH described how RRB Transaction proceeds would be used to technically manage the capital structure of the PSNH subsidiary through the payment of dividends to the parent company, Eversource Energy, to help ensure reasonable rates. Tr. at 56-63.

In response to a Commission bench record request, Tr. at 107-108, and discussion of the question of auditing costs to be included in the RRB Transaction balances throughout the hearing, e.g. Tr. at 93-94, the Company provided a response addressing the audit issue in Hearing Exhibit 15. PSNH acknowledged that

The Commission has plenary ratemaking authority over the state’s regulated utilities. As part of that authority, the Commission only allows utilities to recover costs that are appropriate and prudent....

*                              *                              *

Even if appropriate, a cost might not be prudent if such cost is excessive..

As part of the Commission’s audit process, and following an adjudicative process to allow PSNH to respond to any findings, [amounts found inappropriate or imprudent] could be returned to customers by including [such amounts] as a credit in Part 2 of the Stranded Cost Recovery Charge (the non-securitized portion of the SCRC).

Via this process, the Commission can ensure that customers only pay for appropriate and prudent costs. By making any necessary adjustments via Part 2 of the SCRC, the sanctity of the outstanding RRBs are protected.

Hearing Exhibit 15.

In relation to potential reconciliations arising from recent changes to federal and state tax laws, the Company indicated that, in all likelihood, any reconciliations arising from such tax changes would be dealt with through a credit or debit to Part 2 of the Stranded Costs balance for the SCRC (i.e., the non-securitized Stranded Cost balance). Tr. at 54-56.

In response to a Record Request, Tr. at 103, the Company provided a summary of expected RRB Charges by PSNH customer class for the expected parameters of the proposed RRB Transaction, Hearing Exhibit 14.

IV.                               STAFF’S AND OCA’S RECOMMENDATIONS REGARDING PETITION

Staff recommended expeditious approval of the Petition, so that the RRB securitization process could begin in the second quarter of 2018. Tr. at 111-112. Staff expressed its expectation that the Commission’s Audit Division would be engaging in audits of the different expense items and rate base items that will be included in the RRB Transaction balance for securitization, with special attention being given to the categories of costs to be included in the “general and administrative costs” element referred to by the OCA at hearing. Tr. at 111. Staff expressed its appreciation for the comprehensiveness of the Company’s Petition, and for the cooperation of the Company and OCA during the review process. Tr. at 111-112.

The OCA requested that, to serve the interests of residential ratepayers, the Commission promptly approve the Petition. Tr. at 109-110. The OCA noted “if there are credits to stranded costs to which customers are entitled that become apparent later in the process, those flow back through Part 2 of the Stranded Cost Recovery Mechanism.” Tr. at 109-110. Regarding the matter of “stranded administrative costs” categories, the OCA stated: “there’s a colorable argument to be made that the [2015] Settlement Agreement doesn’t cover them ... and that the Company should simply eat those costs, to the extent that they’re stranded. But, again, I’m going to leave that to [the Commission’s] reasoned judgment, based on the Company’s answer to the Record Request that relates to that subject, and essentially all of the other subjects here.” Tr. at 110.

V.                                    COMMISSION ANALYSIS

The starting point for our analysis of the Company’s updated Petition is RSA 369-B:1, XVI, which states: “It is in the public interest for the commission to issue a finance order that is subject to the requirements of this chapter and that securitizes any stranded costs resulting from the divestiture of all or some of PSNH’s generation assets, if the commission approves the 2015 settlement proposal [2015 Settlement Agreement] or otherwise orders divestiture of all or some of PSNH’s generation assets.” In general terms, the conditions precedent for the Legislature’s public interest finding, (i.e., the approval of the 2015 Settlement Agreement and the ordering of the divestiture of PSNH’s generation assets), have been met by Commission Order Nos. 25,920 (July 1, 2016), 25,967 (November 10, 2016), 26,060 (September 27, 2017), 26,078 (November 28, 2017), and 26,080 (November 29, 2017). Thus, as determined by the Legislature through RSA Chapter 369-B, it is in the public interest for us to approve an RRB Transaction of the general type proposed by PSNH, and to issue a Finance Order expressing such approval.

Nonetheless, pursuant to RSA Chapter 369-B, the Legislature has entrusted the Commission with responsibility for ensuring that the terms of the RRB Transaction, including the categories of securitized costs to be included, are just, reasonable, and pursuant to commercially reasonable terms. See, e.g., RSA 369-B:2, XIV(f) (part of definition of “RRB Costs” “Reasonable costs, as approved by the commission, relating to the issue, servicing, or refinancing of rate reduction bonds under the provisions of this chapter.” We also understand that the Staff and OCA undertook their review of the instant Petition with an eye towards this responsibility, and we note their informed support of the Petition as support for the reasonableness of the Company’s proposal.

Regarding the reasonableness of the proposed RRB Transaction terms, we note that the Company’s chosen investment banker for the proposed transaction, Goldman Sachs, is an entity with broad experience with, and expertise in, the development of issuances of this type. Furthermore, as indicated in the joint PSNH-Goldman Sachs response to our Record Request, Hearing Exhibit 13, the fee structure for this RRB Transaction proposal assessed by PSNH as Servicer is within the range of ordinary commercial terms for similar transactions. Also, we have confidence in the ability of PSNH and Goldman Sachs to competently structure the technical terms of the RRB Transaction to ensure value enhancement for PSNH ratepayers, through the securing of the best-possible rating-agency ratings, and broadest potential purchasing cohort, for these instruments.

In light of the Company’s and Goldman Sachs’ expectation that there will be a single RRB Transaction issuance, we find two conditions of approval to be important. First, we recognize that there is an ongoing process to calculate the actual RRB Transaction balance to be securitized, and therefore accept the Company’s estimate of a range of $617 million to $690 million for securitization. Given that range, we will approve $690 million as an upper limit for the balance to be securitized which will obviate the need for a second Commission order to approve the precise securitized amount in advance of the ratings-agency review process beginning. This will reduce delays in the ratings-agency review process.

Second, we establish that all cost categories to be included in the securitized balance are subject to audits by the Commission Audit Staff. These audits will start after the issuance of the RRB instruments, and will help ensure the prudence of all expenditures, the accuracy of related accounting, and all other elements of appropriateness for inclusion of such costs in the securitized balance. Staff will make appropriate recommendations to the Commission regarding these audits, including any potential disallowances. The Commission will adjudicate the question of disallowances and any reconciliations arising from Commission review will be made through Part 2 of the Stranded Cost Recovery Charge (i.e., the non-securitized portion of the SCRC). The Company acknowledged this process at hearing, and through its explanation provided in a Record Request response. Hearing Exhibit 15.

We are satisfied with the Company’s explanations, provided at hearing and through responses to Record Requests (Hearing Exhibits 11 and 12), of the technical aspects related to recoverability of “Stranded and Administrative Costs” through the RRB Transaction, and also, the use of the RRB proceeds in connection with the maintenance of PSNH’s regulatory capital structure. Furthermore, we are satisfied with the Company’s representation at hearing that any calculation of stranded cost balances would be made subject to FASB accounting standards, to avoid the collection of a rate of return on unqualified expense items.

VI.                               COMMISSION FINDINGS

Based on the foregoing, the Commission hereby finds:

A.                                    Overall Findings

The issuance of this Finance Order, the implementation of the securitization transaction described in the Transaction Description, and the consummation of the RRB Transaction in accord thereof, are consistent with the public interest as set forth in RSA 369-B:1, XVI, and will result in benefits to retail customers that are substantially consistent with the principles contained in RSA 374-F:3 and with RSA Chapter 369-B.

The issuance of this Finance Order results from a request by PSNH and hearings on that request in this proceeding.

The issuance of this Finance Order to approve the securitization of Securitized Costs, including Stranded Costs, unrecovered deferrals, transaction costs, tax stabilization payments, employee protections and other costs as contemplated in the 2015 Settlement Agreement is in the public interest as set forth in RSA 369-B: 1, XVI.

B.                                    Findings Regarding Authority and Procedures

The issuance of this Finance Order is part of a settlement approved by the Commission under RSA 369-B:3-a, RSA Chapter 374-F, and RSA Chapter 369-B to implement electric utility restructuring within the service territory of PSNH and this Order is consistent with those statutes.

The Commission has conducted the procedures and investigations in this proceeding and issues this Finance Order pursuant to RSA Chapter 369-B.

C.                                    Findings Regarding the Establishment of the RRB Costs

PSNH, through one or more SPEs, may issue RRBs in an amount sufficient to fund PSNH’s Securitized Costs, as contemplated in the 2015 Settlement Agreement resulting from the divestiture of all or some of PSNH’s generation assets pursuant to the 2015 Settlement Agreement, provided that the aggregate principal amount of the RRBs at issuance may not exceed $690 million. This entire amount is eligible to be considered RRB Costs within the meaning of RSA 369-B:2, XIV, and the maximum potential amount of Securitized Costs of $690 million is reasonable and is eligible to be funded with the proceeds of the RRBs issued under the authority of this Finance Order. The Commission shall review the final amount of Securitized Costs after the issuance of the RRBs, and to the extent that the Commission determines in the course of such review that the amount of Securitized Costs was imprudent or not consistent with RSA Chapter 369-B, the Commission may require PSNH to credit such amounts to its customers through an adjustment to Part 2 of the Stranded Cost Recovery Charge. Notwithstanding the foregoing, the Commission’s approval of the RRB Transaction and the RRB Charges, the establishment of the RRB Property and the issuance of the RRBs in an aggregate initial principal amount of up to $690 million, as set forth in this Finance Order may not be revoked or otherwise modified except for adjustments to the RRB Charges pursuant to the True-Up Mechanism.

The up-front and ongoing transaction costs and any other fee, cost, or expense associated with the RRBs as described in the Transaction Description, are RRB Costs within the meaning of RSA 369-B:2, XIV, are reasonable and are eligible to be financed through the issuance of the RRBs, in accordance with this Finance Order.

All RRB Costs may be recovered through the RRB Charges, to be assessed against and collected from all of PSNH’s retail customers regardless of such retail customers’ source of electric power.

D.                                    Findings Regarding the RRB Charges

The RRB Charges to be established, adjusted, maintained, and collected from all retail customers during the term that the RRBs are outstanding in accordance with the terms of RSA Chapter 369-B, and as described in the Transaction Description, are just and reasonable. This finding is based upon the totality of evidence presented on the record of this proceeding.

The evidence presented also supports the following specific findings. The RRB Charges will be: (i) non-bypassable, appropriately structured charges of limited duration; (ii) monthly usage-based charges, and while the applicable RRB Charge will not be separately identified on each retail customer’s monthly bill, each monthly bill will note that the applicable RRB Charge, as a component of the SCRC, is being collected on behalf of the SPE, as owner of the RRB Property; (iii) in the aggregate amount necessary and sufficient to provide for the full recovery and payment of the Total RRB Payment Requirements; and (iv) a component of the SCRC.

The procedures and methodologies for adjusting the RRB Charges as necessary to ensure the timely recovery of all RRB Costs during the term that the RRBs are outstanding, as set forth in the Transaction Description, are just and reasonable, will serve to reconcile the actual RRB Charges collected with the RRB Charges expected to have been collected during the relevant prior periods in a manner such that the adjusted RRB Charges will be sufficient to provide for the full recovery of the Periodic RRB Payment Requirements for the next payment date in accordance with this Finance Order, and comply with RSA 369-B:4, III.

The procedures and methodologies for ensuring that the RRB Charges are collected from all retail customers that obtain retail electric service from other electricity service providers, as described in the Transaction Description, are just and reasonable and will be sufficient to provide for the full recovery of the Total RRB Payment Requirements in accordance with RSA 369-B:4, I & IV, and this Finance Order.

The range of rates projected for the RRB Charges, based on evidence in the record concerning estimated interest costs, electricity costs, other economic factors, and the procedures and methodologies for establishing rates set forth in the Goulding Testimony and the O’Neil Testimony are equitable, appropriate, and reasonably balance the competing interests of consumers and RRB investors so that RRB investors will realize a reasonable return and retail customers will not suffer any undue burden.

E.                                    Findings Regarding the Issuance of the RRBs

The issuance of the RRBs pursuant to the terms of this Finance Order is reasonable and consistent with the public good.

The Commission finds that in order to obtain the highest rating on the RRBs as possible, commensurate with achieving the targeted triple-A rating and therefore the lowest cost on the RRBs consistent with market conditions then in existence, it is necessary, reasonable, and consistent with RSA Chapter 369-B that PSNH be afforded a reasonable degree of flexibility in establishing the terms and conditions of the RRB issuances with respect to the following matters, as long as the resulting issuance is consistent with the Transaction Description: (i) the amount of the capitalization of the SPE; (ii) the form, interest rate, price, amortization schedule, legal final maturity dates, number of series, number of classes and their principal amount, number of credit ratings and other characteristics of RRBs; (iii) the all-in cost of the RRBs; (iv) the rating agencies from which it will seek ratings for the RRBs, the number of ratings agencies from which ratings shall be sought, and the actual ratings level targeted; (v) the Servicing Fee for any successor Servicer, if such fee will be no more than 0.60 percent of the initial principal balance of the RRBs if the successor Servicer is not billing the RRB Charges in conjunction with other charges and no more than 0.05 percent of the initial principal balance of the RRBs if the successor Servicer is billing and collecting the RRB Charges in conjunction with other charges; (vi) the number of subaccounts of the Collections Account into which the RRB Charge collections will be deposited; and (vii) such other up-front and ongoing transaction costs, as described in the Transaction Description, as may be required by the rating agencies and tax authorities.

The RRBs will be non-recourse to PSNH and its assets, but will be secured by a pledge of all right, title, and interest of the SPE in its RRB Property and Other SPE Collateral.

In accordance with RSA 369-B:5, IV and VI, RRBs issued pursuant to this Finance Order will be treated as notes or bonds of a political subdivision of the State for purposes of the interest and dividends tax imposed under RSA Chapter 77, but will not constitute a debt or liability of the State or of any political subdivision thereof, and will not constitute a pledge of the full faith and credit of the State or any of its political subdivisions. In accordance with RSA 369-B:5, V, the issuance of RRBs pursuant to this Finance Order will not in any way obligate the State or any political subdivision thereof to make appropriations for payment thereof.

F.                                     Findings Regarding the Establishment of RRB Property

The RRB Charges will constitute RRB Property within the meaning of RSA 369-B:2, XV, and represent a current and irrevocable vested property right including, without limitation, the right, title and interest of PSNH or the SPE in and to all revenues, collections, claims, payments, money, or proceeds of or arising from the RRB Charges authorized pursuant to this Finance Order to recover the RRB Costs, and to all rights to obtain adjustments to the RRB Charges pursuant to the terms of this Finance Order. As provided in RSA 369-B:2, XV, RRB Property shall constitute a current and irrevocable vested property right, notwithstanding the fact that the value of such property right may depend upon electricity usage or the performance of certain services.

Pursuant to RSA 369-B:6, II, the State has pledged, contracted and agreed with the owners of the RRB Property and holders of and trustees for RRBs that neither the State, nor any of its agencies, including the Commission, will limit, alter, amend, reduce, or impair the RRB Charges, RRB Property, this Finance Order, or any rights hereunder or thereunder, or ownership thereof or security interest therein, until the RRBs, including all principal, interest, premium, costs, and arrearages thereon, are fully met and discharged, unless adequate provision is made by law for the protection of the owners, holders, and trustees.

The RRB Charges imposed, and the RRB Property established, pursuant to this Finance Order will be irrevocable, and the prohibition established in RSA 369-B:3, II against any rescission, alteration, or amendment of this Finance Order, or the taking of any other action, directly or indirectly, to revalue or revise the RRB Charges or the RRB Costs will be binding upon the Commission and any successor thereto.

The owner of the RRB Property will have the right to recover an aggregate amount equal to the Total RRB Payment Requirements until the RRBs (or any refunding RRBs authorized by the Commission) have been discharged in full through continued assessment, collection, and remittance of RRB Charges from all retail customers taking retail electric service.

G.                                   Findings Regarding the SPE and the Sale of the RRB Property to the SPE

The organization and capitalization of the SPE in accordance with the Transaction Description or as may be required by the rating agencies and tax authorities will, along with other measures, enable the RRBs to receive the targeted triple-A rating and therefore the lowest cost on the RRBs under then-current market conditions.

The SPE is a “financing entity” within the meaning of RSA 369-B:2, VI.

The sale and transfer of the RRB Property to the SPE pursuant to this Finance Order is reasonable. In accordance with RSA 369-B:6, V, the sale and transfer of the RRB Property by PSNH to the SPE pursuant to this Finance Order shall be treated as an absolute transfer of all of PSNH’s right, title, and interest, as a legal true sale, and not as a pledge or other financing, of the RRB Property, in each case notwithstanding the following, which are hereby determined not to affect such absolute transfer and legal true sale: (i) any contrary treatment of such transfer for accounting, tax, or other purposes, (ii) certain indemnities (including mandatory redemption or repurchase obligations related thereto) provided for in the RRBs or in the RRB transaction documents, (iii) PSNH’s collection of RRB Charges pursuant to the Servicing Agreement authorized by this Finance Order, or (iv) PSNH’s providing any credit enhancement to the SPE as described in the Transaction Description.

PSNH’s proposed use of the proceeds from the sale of the RRB Property to the SPE as described in the Transaction Description constitutes a permissible use of such proceeds in accordance with RSA 369-B:5, II.

H.                                   Findings Regarding Related Agreements and Accounting and Collections

PSNH is authorized to enter into a Servicing Agreement and Administration Agreement with the SPE to consummate the RRB Transaction and to implement this Finance Order, as described in the Transaction Description. PSNH shall file a copy of the executed Servicing and Administration Agreements with the Commission within three business days of their effective dates.

The proposed billing, collection, and remittance of RRB Charges are reasonable.

The RRB Charge billing, collection, and remittance procedures to be imposed upon any approved TPS, as set forth in the Transaction Description, are commercially reasonable and comply with the provisions of RSA 369-B:4, IV. The Commission finds that the billing, collection, and remittance of RRB Charges by a TPS may increase the risk of shortfalls in the RRB Charge collections. The Commission also finds that the risk of interruption may increase the risk to investors, potentially reducing the credit ratings and increasing the cost of the RRBs. The standards for such procedures set forth in the Transaction Description are consistent with those imposed by public utility commissions in connection with recent securitization approvals of similar size and complexity. See In the Matter of the Joint Application of Ohio Edison Company, The Cleveland Electric Illuminating Company and The Toledo Edison Company for Authority to Issue Phase-In-Recovery Bonds and Impose Charge and Collect Phase-In-Recovery Charges and for Approval of Tariff and Bill Format Changes, Pub. Util. Comm. No. 12-1465-EL-ATS (Ohio Oct. 10, 2012); In the Matter of the Application of Ohio Power Company for Authority to Issue Phase-In-Recovery Bonds to Recover Phase-In Costs and Financing Costs, and Impose and Collect Phase-In-Recovery Charges, and for Tariff and Bill Format Approvals and for Commission Action, Pub. Util. Comm. No. 12-1969-EL-ATS (Ohio Mar. 20, 2013); Petition for consent and approval of application to securitize uncollected expanded net energy costs pursuant to W.Va. Code §24-2-4f and affiliated agreements pursuant to W.Va. Code §24-2-12, Pub. Serv. Comm. No. 12-1188-E-PC (W. Va. Sept. 20, 2013).

When the RRBs are paid in full and the Total RRB Payment Requirements have been discharged, any balance in the Capital Subaccount (including investment earnings) shall belong and be returned to PSNH in its capacity as equity holder of the SPE (and for the avoidance of doubt shall not be credited to PSNH’s customers) and the use of any balance in the Excess Funds Subaccount to reduce the Part 2 Stranded Costs is reasonable and is in accordance with RSA Chapter 369-B.

I.                                        Findings Regarding PSNH’s Use of Proceeds

The use of proceeds by the SPE and PSNH, as described in the Transaction Description is just and reasonable. Any subsequent review by the Commission of the use of proceeds by the SPE shall not suspend the effectiveness of this Finance Order but rather shall be addressed through an adjustment to Part 2 of the SCRC as described in Section C above.

VII.                          COMMISSION APPROVALS AND AUTHORIZATIONS

Based on the foregoing, the Commission hereby GRANTS the following Approvals and Authorizations:

A.                                    Overall Approval

Upon the establishment of the total amount of its costs that may be securitized (provided that the aggregate amount of such securitized costs shall not exceed $690 million), PSNH is authorized to consummate the RRB Transaction upon the authority granted in this Finance Order without further action or order by the Commission.

The issuance of this Finance Order, the implementation of the securitization proposal, and the consummation of the RRB Transaction are consistent with the public good as set forth in RSA 369-B:1, XVI, will result in benefits to retail customers that are consistent with the principles contained in RSA 374-F:3 and RSA Chapter 369-B, and are hereby approved, under the authority of RSA Chapter 369-B.

This Finance Order and the RRB Charges authorized to be imposed and collected pursuant to this Finance Order shall be irrevocable and neither the Commission nor any successor thereto shall take any action to rescind, alter, or amend this Finance Order, or otherwise directly or indirectly, revalue or revise for ratemaking purposes the RRB Costs, or the costs of providing, recovering, financing, or refinancing the RRB Costs, or determine that such RRB Charges are unjust or unreasonable, or in any way reduce or impair the value of the RRB Property either directly or indirectly by taking such RRB Charges (other than the portion of such RRB Charges constituting a servicing fee payable to PSNH) into account when setting other rates for PSNH, nor shall the amount of revenues arising with respect to the RRB Charges be subject to reduction, impairment, postponement, or termination.

B.                                    Approval Regarding the Establishment of the RRB Costs

The Commission approves and designates as RRB Costs, within the meaning of RSA 369-B:2, XIV: (i) an amount sufficient to fund PSNH’s Securitized Costs, including Stranded Costs, unrecovered deferrals, transaction costs, tax stabilization payments, employee protections and other costs as contemplated in the 2015 Settlement Agreement in connection with its divestiture of the assets contemplated by the 2015 Settlement Agreement as detailed in this Finance Order and described in the Transaction Description; and (ii) upfront and ongoing transaction costs and any other fee, cost, or expense associated with the RRBs as described in the Transaction Description.

C.                                    Approvals Regarding the RRB Charges

The RRB Charges to be established, adjusted, maintained, and collected from all retail customers during the term that the RRBs are outstanding (in accordance with the terms of RSA

Chapter 369-B), the Transaction Description, and the Findings are just and reasonable and are hereby approved.

The initial RRB Charges, as determined in accordance with the Transaction Description and RSA Chapter 369-B, and to be filed in the Issuance Advice Letter, are just and reasonable and are hereby approved. Such initial RRB Charges will be effective upon such filing.

The procedures and methodologies set forth in this Finance Order for adjusting the RRB Charges during the term that the RRBs are outstanding, as described in the Transaction Description, are just and reasonable, and are hereby approved.

The procedures and methodologies set forth in this Finance Order for ensuring that the RRB Charges are collected from all retail customers regardless of such retail customers’ source of electric power, as described in the Transaction Description, are just and reasonable, and are hereby approved.

D.                                    Approvals Regarding the Issuance of the RRBs

The issuance of the RRBs substantially in accordance with the Transaction Description, including but not limited to the terms and amounts of the RRBs, the scheduled final payment dates for the latest maturing class of the RRBs of up to approximately 15 years, the legal final maturity dates of the RRBs of up to approximately 17 years, the up-front and ongoing transaction costs expected to be incurred in issuing the RRBs, and the uses of the proceeds from the issuance of the RRBs, are reasonable and consistent with the public good, and are hereby approved.

The final terms and conditions of the RRBs authorized by this Finance Order, including but not limited to the total principal amount (so long as such initial principal amount does not exceed $690 million), the schedule of principal amortization, frequency of principal or interest payments, the interest rates on the RRBs and manner of setting such interest rates, redemption features, if any, the manner of sale of the RRBs, the number of credit ratings, the capital contribution amount and all other terms and conditions of the RRBs, the approval of final transaction documents, and certain up-front and ongoing transaction costs, shall, to the extent consistent with the provisions of this Finance Order, be determined by PSNH at the time RRBs are priced, after input from the rating agencies and the structuring agent and after PSNH has a reasonable basis to calculate its Securitized Costs, with respect to the divesture of its generation assets. This procedure for issuing the RRBs, based on current market conditions and directed to achieve the targeted triple-A rating and therefore the lowest cost on the RRBs, including the filing of the Issuance Advice Letter, in accordance with this Finance Order is reasonable and consistent with the public good, and is hereby approved.

PSNH is authorized to consummate the issuance of the RRBs in one or more series each of which may be offered in one or more class upon such terms as may be established by or on behalf of PSNH at the time of issuing such securities, consistent with this Finance Order and any applicable Issuance Advice Letter.

In accordance with RSA 369-B:5, IV and VI, RRBs issued pursuant to this Finance Order will be treated as notes or bonds of a political subdivision of the State for purposes of the interest and dividends tax imposed under RSA Chapter 77, but will not constitute a debt or liability of the State or of any political subdivision thereof, and will not constitute a pledge of the full faith and credit of the State or any of its political subdivisions.

E.                                    Approvals Regarding the Establishment of the RRB Property

The creation and establishment for the benefit of PSNH (or any assignee in accordance with the terms of this Finance Order) of the RRB Property is hereby approved. Such RRB Property, constituted and effective in accordance with RSA 369-B:2, XV, will be entitled to all treatment and rights accorded to RRB Property under RSA Chapter 369-B.

The RRB Property established by this Finance Order will represent a continuously existing current and irrevocable vested property right in accordance with the provisions of RSA 369-B:2, XV and RSA 369-B:6, I for all purposes, including for the purpose of contracts relating to or securing the RRBs, whether the revenues and proceeds arising with respect to the RRB Charges have accrued at the time of this Finance Order, and will include, without limitation, the right, title, and interest in and to all revenues, collections, claims, payments, money, or proceeds of or arising from or constituting: the RRB Charges authorized by this Finance Order including the initial RRB Charges set forth in the Issuance Advice Letter as may be adjusted from time to time in order to recover RRB Costs and to generate amounts sufficient to discharge an amount equal to the Periodic RRB Payment Requirements, for the period which such RRB Charges will be billed, as found and authorized herein; and all rights to obtain periodic adjustments and non-routine adjustments to the RRB Charges in accordance with the True-Up Mechanism.

The RRB Property created and established by this Finance Order will constitute a current and irrevocable vested property right of the owner thereof or its assignee or transferee, which continuously exists with all of the rights and privileges of RSA 369-B:2, XV, RSA 369-B:6, and RSA 369-B:7 until the owner or its assignee or transferee has received RRB Charges sufficient to discharge the Total RRB Payment Requirements in full. Such property right may not be limited, altered, amended, reduced, or impaired by any subsequent actions of the State, any of its agencies, including the Commission, PSNH, or any third party, and shall, to the fullest extent permitted by law, be enforceable against PSNH, its successors and assigns, and all other third parties, including judicial lien creditors, claiming an interest therein by or through PSNH or its successors or assigns. Nothing in this paragraph shall preclude such limitation, alteration, amendment, reduction, or impairment if and when adequate provision shall be made by law for the protection of the owner of the RRB Property or its assignee or transferee.

F.                                     Approvals Regarding the SPE

The creation of one or more bankruptcy-remote SPEs in accordance with the Transaction Description, to which the RRB Property subject to this Finance Order may be sold, is hereby approved.

The capitalization by PSNH of the SPE, in accordance with the Transaction Description and Findings, is hereby approved.

G.                                   Approvals Regarding the Sale and Assignment of the RRB Property

The sale or assignment, without recourse, by PSNH of all of its right, title, and interest in the RRB Property to the SPE, and the acquisition of such RRB Property by the SPE, in accordance with the Transaction Description is hereby approved.

The sale by PSNH of the RRB Property to the SPE in accordance with the Transaction Description will be pursuant to and governed by RSA 369-B:6, III and V, and, accordingly, will be treated as an absolute transfer of all of PSNH’s rights, title, and interest, as a legal true sale, and not as a pledge or other financing, of the RRB Property, in each case notwithstanding the following, which are hereby determined not to effect such absolute transfer and legal true sale: (i) any contrary treatment of such transfer for accounting, tax, or other purposes, (ii) certain indemnities (including mandatory redemption or repurchase obligations related thereto) provided for in RRBs or in the RRB Transaction documents, (iii) PSNH’s collection of the RRB Charges pursuant to the Servicing Agreement authorized by this Finance Order, or (iv) PSNH’s providing credit enhancement to such SPE as described in the Transaction Description.

Upon the effectiveness of the sale and assignment of the RRB Property, the SPE, as owner of the RRB Property, and the holders of the RRBs, or any trustee acting therefor, will be entitled to rely on and shall be entitled to the benefit of the pledge, contract, and agreement of the State set forth in RSA 369-B:6, II, and the SPE is hereby authorized to include this pledge, contract, agreement, and acknowledgment of the State in any contracts with current or prospective holders, or any trustee therefor, of the RRBs, or in any documentation relating to the RRBs.

Upon the effectiveness of the sale and assignment of the RRB Property: (i) the SPE shall have all of the rights originally held by PSNH with respect to such RRB Property, including, without limitation, the right to exercise any and all rights and remedies, including the right to authorize the Servicer to disconnect service (including backup service) to the extent permitted by RSA 369-B:4, IV, and applicable regulations, to assess and collect any amounts payable by any customer in respect of such RRB Property, notwithstanding any objection or direction to the contrary by PSNH, as initial Servicer, or any successor Servicer, and (ii) any payment by any customer to the SPE shall discharge such customer’s obligations with respect to such RRB Property to the extent of such payment, notwithstanding any objection or direction to the contrary by the Servicer.

Upon the effectiveness of the sale and assignment of the RRB Property to the SPE, PSNH or any successor Servicer shall not be entitled to recover RRB Charges other than for the benefit of the SPE or its successor, in accordance with RSA 369-B:6, IV and PSNH’s or any successor’s duties as Servicer of such RRB Property as authorized by this Finance Order.

H.                                   Approvals Regarding the Establishment of a Statutory Security Interest in the RRB Property

Pursuant to RSA 369-B:7, VIII, upon the effective date of this Finance Order, there shall exist a statutory first priority lien on all RRB Property then existing or thereafter arising pursuant to the terms of this Finance Order.

Such lien shall secure all obligations, then existing or subsequently arising, to the holders of RRBs, the trustee or representative for such holders and the SPE and shall arise by operation of law automatically without any action on the part of PSNH or any other person. Such lien shall be valid, perfected, and enforceable upon the effectiveness of this Finance Order without any further public notice. PSNH expects to file financing statements with respect to the RRB Property which will constitute a protective filing pursuant to RSA 369-B:7, VIII. If the RRB Property subject to this Finance Order is transferred and sold to more than one SPE, any collections with respect to the undivided beneficial interests in RRB Charges related to such RRB Property will be allocated pro rata among such undivided beneficial interests to give effect to the pari passu first priority statutory liens on the SPE’s portion of the RRB Property subject to this Finance Order.

The pledge by the SPE of all of its interest in the RRB Property and the Other SPE Collateral, to secure RRBs issued in connection with such pledge, is hereby approved.

I.                                        Approvals Regarding Third Party Suppliers

Any TPS that may be permitted to collect RRB Charges shall (i) meet the creditworthiness criteria to be established by the Commission and, at a minimum, the criteria set forth and approved in this Finance Order; and (ii) comply with the billing, collection, and remittance procedures and information access requirements and such other procedures contained in the RRB Transaction documents as the rating agencies may require, once such additional procedures are approved by the Commission.

The RRB Charge billing, collection, and remittance procedures to be imposed upon any approved TPS, as set forth in the Transaction Description, and found in Section VI, Part H of this Finance Order to be commercially reasonable and in compliance with the provisions of RSA 369-B:4, IV, are hereby approved.

J.                                      Approvals Regarding Servicing and Collection Procedures, and Accounts

The Servicing Agreement, to the extent it is consistent in material respects with the description of such agreement in the Transaction Description and with the draft thereof that accompanied the Petition, with such changes as may be recommended or required by the rating agencies, under which PSNH will agree to continue to operate its distribution system to provide service to retail customers, to bill and collect RRB Charges for the benefit and account of such SPE or its assigns, and to account for and remit these amounts to the trustee for the RRBs, for the account of such SPE or its assigns, including the amount of the Servicing Fee imposed thereunder, is reasonable and consistent with the public good, and is hereby approved. Pursuant to RSA 369-B:6, IV, PSNH shall enter into the Servicing Agreement, and any successor Servicer shall be required to enter into a similar Servicing Agreement.

The RRB Charge billing, collection, and remittance procedures, as described in the Transaction Description, are reasonable, consistent with the public good and are hereby approved.

In the event of a default by a Servicer in remittance of RRB Charges, the Commission will, in accordance with RSA 369-B:7, VI and VIII, upon application by (i) the trustee or holders of the RRBs, (ii) the trustee for the SPE or its assignees, or (iii) pledgees or transferees of the RRB Property, order the sequestration and payment to or for the benefit of the pledgees or transferees of the revenues arising with respect to the RRB Property.

In the event of a default by a Servicer under any Servicing Agreement with respect to RRBs, the SPE or the trustees or representatives of the holders of RRBs may appoint a successor Servicer for the RRB Property, subject to the approval of the Commission, who shall promptly assume billing responsibilities for RRB Charges. The Commission shall act on an expedited basis within 30 days to approve such successor Servicer. Such successor Servicer shall assume all rights and obligations under RSA Chapter 369-B and this Finance Order as though it were the Servicer at the time such RRBs were issued.

The SCRC will be allocated to PSNH’s customer classes as set forth in Section III.A of the 2015 Settlement Agreement.

Regardless of who is responsible for billing of the RRB Charges, the RRB Charges will be assessed against and collected from all PSNH’s retail customers. Any retail customer will continue to be responsible for payment of the applicable RRB Charge billed, but not yet remitted, to the Servicer to the extent such customer has not paid the RRB Charge billed to it.

In the event of a failure of any retail customer to pay the applicable RRB Charge, the Servicer or any approved TPS is authorized to disconnect retail electric service to such customer in accordance with RSA 369-B:4, IV and applicable regulations.

PSNH, as initial Servicer, or any successor Servicer, shall be entitled to an annual Servicing Fee. The Commission approves the Servicing Fee as follows: As initial Servicer, PSNH will be paid, subject to changes in market conditions and rating agency requirements, a Servicing Fee equal to 0.05 percent of the initial principal balance of the RRBs which fee will be included in the calculation of the RRB Charges. A successor Servicer will be paid a Servicing Fee equal to no more than 0.60 percent of the initial principal balance of the RRBs, if such successor Servicer is not billing the RRB Charges in conjunction with other charges. If the successor Servicer is billing the RRB Charges in conjunction with other electric service charges, then the Servicing Fee payable to such successor Servicer will be 0.05 percent of the initial principal balance (equal to the fee payable to PSNH as initial Servicer).

PSNH, as initial Servicer, may not resign its duties as Servicer except upon either (i) a determination that the performance by it of such duties is no longer permissible under applicable law or (ii) the prior approval of the Commission and confirmation (or deemed confirmation) by the applicable rating agencies that such resignation will not result in a suspension, reduction, or withdrawal of the then current credit ratings for the RRBs.

A successor Servicer may not replace PSNH as Servicer in any of its servicing functions with respect to the RRB Charges and the RRB Property authorized by this Finance Order unless (i) either PSNH has resigned as Servicer (if permitted to do so), or such replacement is requested by the RRB holders in accordance with the terms of the Servicing Agreement, and in either case, such replacement will not cause the then current credit ratings on RRBs to be suspended, withdrawn, or downgraded, or (ii) the successor Servicer is the successor to PSNH’s distribution system.

The establishment and procedures for maintenance of the Collection Account, the General Subaccount, the Excess Funds Subaccount, and the Capital Subaccount in accordance with the Transaction Description are reasonable, consistent with the public good, and are hereby approved.

Investment earnings on amounts in the Capital Subaccount will be remitted to the SPE on a monthly basis free and clear of the lien of the indenture for distribution to PSNH, as its sole member.

Any amounts accounted for in the Excess Funds Subaccount, at the time that PSNH calculates a periodic RRB Charge adjustment, will be incorporated in such adjustment, in accordance with RSA 369-B:4, III. PSNH, as initial Servicer (or any successor Servicer), shall account for, and ultimately credit to retail customers, any amounts remaining in the Excess Funds Subaccount after the RRBs are paid in full and the Total RRB Payment Requirements have been discharged. When the RRBs are fully paid, any balance in the Capital Subaccount

(including investment earnings) shall belong and be returned to PSNH in its capacity as equity holder of the SPE (and for the avoidance of doubt shall not be credited to PSNH’s customers).

K.                                   Approval Regarding Municipalization

Pursuant to RSA 369-B:4, VIII, in the event of the municipalization of a portion of PSNH’s service territory, the Commission shall, to the extent it has jurisdiction, determine, to a just and reasonable extent, the consequential damages such as stranded investment resulting from the purchase of plant and property from PSNH and RRB Costs, and shall establish an appropriate recovery mechanism for such damages. Any such damages shall be established, and shall be allocated between the RRB Charges and PSNH’s other rates and charges, in a just and reasonable manner.

L.                                    Approval Regarding Administration Agreement

The Administration Agreement, to the extent it is consistent in material respects with the description of such agreement in the Transaction Description and with the draft thereof that accompanied the Petition, with such changes as may be recommended or required by the rating agencies, under which PSNH shall perform administrative services and provide facilities for the SPE to ensure that it is able to perform such day-to-day operations under the RRB Transaction documents, including the amount of the Administration Fee (which shall be an annual amount not to exceed $75,000 and which will be included in the calculation of the RRB Charges), is reasonable and consistent with the public good, and is hereby approved.

M.                                 Approval Regarding Financial Accounting Treatment

The financial accounting treatment proposed by PSNH for the RRBs and the RRB Transaction, as described in the Transaction Description, is reasonable, consistent with the public good, and is hereby approved.

N.                                    Approvals Regarding Reports

After pricing of the RRBs, but before issuance, PSNH shall file with the Commission, for informational purposes, an Issuance Advice Letter in a form substantially consistent in all material respects with the draft thereof that accompanied the Petition, setting forth the final structural details of the RRBs, including the principal amount (not to exceed $690 million at issuance), the repayment terms (in accordance with the expected amortization schedule), the initial RRB Charges, the capital contribution amount, the identification of the SPE, and the transaction costs of issuance. Such filing shall not be a condition to the effectiveness of this Finance Order or the issuance of the RRBs. Notwithstanding the foregoing, the Commission shall review the final amount of Securitized Costs after the issuance of the RRBs, and to the extent that the Commission determines in the course of such review that the amount of Securitized Costs was imprudent or not consistent with RSA Chapter 369-B, the Commission may require PSNH to credit such amounts to its customers through an adjustment to Part 2 of the Stranded Cost Recovery Charge following Commission review (it being understood that the Commission’s approval of the RRB Transaction and the RRB Charges, the establishment of the RRB Property and the issuance of the RRBs in an aggregate initial principal amount of up to $690 million, as set forth in this Finance Order may not be revoked or otherwise modified except for adjustments to the RRB Charges pursuant to the True-Up Mechanism).

Within 90 days following the RRB issuance, and within 60 days of the end of each fiscal quarter thereafter until the proceeds have been applied in full, PSNH shall file with the Commission a report showing the use of RRB proceeds in compliance with this Finance Order. Such filing shall not be a condition to the effectiveness of this Finance Order or the issuance of RRBs.

O.                                   Approval of PSNH Tariff Changes

The changes to PSNH’s Tariff attached to the Goulding Testimony necessary to implement PSNH’s billing and collection of the RRB Charges and the SCRC as approved herein, are found to be in the public interest and are hereby approved.

Based on the foregoing, it is hereby

ORDERED, that PSNH’s request for issuance of a Finance Order is APPROVED, as modified by and subject to the terms of the Transaction Description and other evidence contained herein, and consistent with the Findings and Approvals and Authorizations granted; and it is

FURTHER ORDERED, that Commission Audit Staff, after issuance of the Rate Reduction Bonds pursuant to this finance order, shall engage in an Audit of the RRB Transaction process, and the various amounts included in the determination of the principal amount financed; and it is

FURTHER ORDERED, that in the event the Commission approves any adjustment to the costs to be recovered by PSNH following a Commission Audit and adjudication, those adjustments shall be made through Part 2 of the Stranded Cost Recovery Charge and approval of the RRB Transaction, the RRB Charges, the establishment of the RRB Property and the issuance of the RRBs in an aggregate initial principal amount of up to $690 million, as set forth in this Finance Order shall not be revoked or otherwise modified except for adjustments to the RRB Charges pursuant to the True-Up Mechanism.

By order of the Public Utilities Commission of New Hampshire this thirtieth day of January, 2018.

/s/ Martin P. Honigberg	/s/ Kathryn M. Bailey	/s/ Michael S. Giaimo
Martin P. Honigberg Chairman	Kathryn M. Bailey Commissioner	Michael S. Giaimo Commissioner

Attested by:

/s/ Debra A. Howland
Debra A. Howland
Executive Director